UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934

 (Amendment No. 2) *

Moscow CableCom Corp.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

61945R 100
(CUSIP Number)

Christopher F. Schultz Porzio, Bromberg & Newman P.C. 156 W. 56th Street New York, New York, 10022 Telephone (212) 265-6888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 230.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see the Notes).

CUSIP No.  61945R 100

(1)        Name of Reporting Persons.

              I.R.S. Identification Nos. of above persons (entities only).

              Oliver R. Grace, Jr.

(2)        Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)        [  ]

             (b)        [_]

(3)        SEC Use Only

(4)        Source of Funds (See Instructions): OO

(5)        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)     [  ]

(6)        Citizenship or Place of Organization:

              United States of America

Number of Shares

(7)

Sole Voting Power:

   146,729

Beneficially Owned

(8)

Shared Voting Power:

     34,285

By Each Reporting

(9)

Sole Dispositive Power:

   306,144

Person With

(10)

Shared Dispositive Power:     12,250

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

                 1,188,048 Shares

(12)      Check if the Aggregate Amount in Row (11) Excludes

              Certain Shares (See Instructions):    [  ]

(13)      Percent of Class Represented by Amount in Row (11): 10.4%(1)

(14)      Type of Reporting Person (See Instructions):

             IN

____________________

(1)  The percentage is based upon the following outstanding shares of Common Stock of the Issuer as of May 18, 2006:  (i) 11,349,130 shares of Common Stock; (ii) warrants to acquire 40,000 shares of Common Stock beneficially owned by Mr. Grace which are exercisable within 60 days; and (iii) other securities of the Issuer convertible into 52,512 shares of Common Stock beneficially owned by Mr. Grace which are convertible within 60 days.

This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends the Schedule 13D filed by Oliver R. Grace, Jr. on March 4, 2004 (the “Schedule 13D”), as amended on September 20, 2004 (“Amendment No. 1").  This Amendment No. 2 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting person.  It shall refer only to information that has materially changed since the filing of Amendment No. 1.

Item 1.

Security and Issuer.

This Amendment relates to the common stock, par value $.01 per share (the "Common Stock") of Moscow CableCom Corp. formerly known as Andersen Group, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 590 Madison Avenue, 38th Floor, New York, NY 10022.

Item 2.

Identity and Background.

This Statement is being filed by Oliver R. Grace, Jr.

(a)

Oliver R. Grace, Jr.

(b)

Business Address: c/o Eden Tree Farm Partnership, 55 Brookville Road, Glen Head, NY 11545.

(c)

Present Principal Occupation: General Partner of The Anglo American Security Fund L.P.

(d)

During the past five years, Mr. Grace has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Mr. Grace has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Grace was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizen of the United States of America.

Item 3.

Source and Amount of Funds or Other Consideration.

Butterfield Trust (Bermuda) Limited (“Butterfield Trust”), as trustee of certain trusts of which Mr. Grace may be a beneficiary, acquired Common Stock in connection with the Issuer’s private offering of units (the “Units”) to certain accredited investors (the “Offering”) discussed in Item 5(c) below.

Item 4.

Purpose of Transaction.

Mr. Grace acquired the securities reported in Item 5 for investment purposes.

Mr. Grace does not have any present plans or proposals which relate to or would result in any of the following:  (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the business or corporate structure of the Issuer; (vii) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer.

(a)

aggregate number and percentage of Common Stock beneficially owned as of the date hereof:

Mr. Grace beneficially owns in the aggregate 1,188,048 shares of Common Stock, or approximately 10.4% of the outstanding shares of Common Stock.  For purposes of determining the outstanding shares of Common Stock as of May 18, 2006, the following shares have been included:

(1)

11,349,130 shares of Common Stock outstanding following the closing of the Offering;

(2)

92,512 shares of Common Stock that are deemed beneficially owned by Mr. Grace with the meaning of Rule 13d-3(d)(1) of the Exchange Act; and

(b)

Mr. Grace has the sole and shared voting power and sole and shared dispositive power over:

Sole Power to Vote or Direct the Vote(1)(2)(3)(4)(5)	Shared Power to Vote or Direct the Vote(3)(5)(6)	Sole Power to Dispose or Direct the Disposition(1)(7)(9)	Shared Power to Dispose or Direct the Disposition (7)(8)
146,729	34,285	306,144	12,250

(1)

Includes 35,450 shares of Common Stock that are deemed beneficially owned within the meaning of Rule 13d-3(d)(1) of the Exchange Act because such shares may be acquired within sixty days of the date of this filing through the conversion of other securities of the Issuer.

(2)

Excludes 40,000 shares of Common Stock, which are deemed beneficially owned within the meaning of Rule 13d-3(d)(1) of the Exchange Act because such shares may be acquired within sixty days of the date of this filing through the exercise of a warrant, because Butterfield Trust has the sole power to vote or direct the vote.

(3)

Excludes 477,126 shares of Common Stock that are subject to the Irrevocable Proxy Arrangements described in Item 6 below.

(4)

Excludes 34,285 shares of Common Stock that are not subject to the Irrevocable Proxy Arrangements described in Item 6 below, but where Mr. Grace shares the power to vote or direct the vote.

(5)

Excludes 489,908 shares of Common Stock that are not subject to the Irrevocable Proxy Arrangements described in Item 6 below, but where Butterfield Trust has the sole power to vote or direct the vote.

(6)

Excludes 146,729 shares of Common Stock that are not subject to the Irrevocable Proxy Arrangements described in Item 6 below, but where Mr. Grace has the sole power to vote or direct the vote.

(7)

Excludes 869,654 shares of Common Stock in which Mr. Grace has no power to dispose of or direct the disposition.

(8)

Excludes 306,144 shares of Common Stock in which Mr. Grace has the sole power to dispose or direct the disposition.

(9)

Excludes 12,250 shares of Common Stock in which Mr. Grace has the shared power to dispose or direct the disposition.

(c)

Transactions effected during the past sixty days:

In connection with the Offering described in Item 3 above, Butterfield Trust, as trustee of certain trusts in which Mr. Grace may be a beneficiary, acquired 80,000 Units sold by the Issuer for an aggregate purchase price of $661,800 on May 18, 2006 pursuant to the terms of a subscription agreement, dated May 5, 2006, between the Issuer and certain accredited investors (the “Subscription Agreement”).  Pursuant to the Subscription Agreement, the Issuer offered to sell each Unit, which consisted of one share of Common Stock and one-half warrant to acquire Common Stock, at a purchase price of $8.725 (the “Offering”).  A copy of the Subscription Agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

In addition, Mr. Grace also received a stock award from the Issuer of 1,250 shares of Common Stock on March 31, 2006 as compensation for service on the Issuer’s board of directors.

Finally, Mr. Grace’s shared power to direct the vote of Common Stock pursuant to the COMCOR Voting Agreement terminated on January 13, 2005, as described in Item 6 below.

(d)

No person other than Mr. Grace is known to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer included in Item 5(a) above.

(e)

Date on which Mr. Grace ceased to be the beneficial owners of more than 5% of the Common Stock of the Issuer:  Not Applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

COMCOR Voting Agreement.  Mr. Grace, Moskovskaya Telecommunikatsionnaya Corporatsiya ("COMCOR"), Frank E. Baker and the Issuer were parties to a Voting Agreement made and entered into as of February 23, 2004 (the "COMCOR Voting Agreement"), which is attached as Exhibit 2 to the Schedule 13D and which is incorporated by reference herein.  The COMCOR Voting Agreement was entered in connection with the acquisition by the Issuer on February 24, 2004 of the shares of ZAO ComCor-TV ("CCTV") owned by COMCOR in exchange for 4,000,000 shares of Common Stock of the Issuer.

The COMCOR Voting Agreement terminated on January 13, 2005 pursuant to the Termination Agreement dated August 26, 2004 (the "Termination Agreement"), a copy of which is attached as Exhibit 1 to Amendment No. 1 and which is incorporated by reference herein.  The Termination Agreement provides that if the Financing Transaction, as defined and described under "RME Voting Agreements" below, is consummated as planned, the COMCOR Voting Agreement will terminate.  The Financing Transactions was consummated on January 13, 2005 (the “Closing Date”).

CNI Voting Agreements.  On August 26, 2004, the Issuer and RME entered into a Series B Convertible Preferred Stock Subscription Agreement (the "Series B Subscription Agreement"), a copy of which is attached as Exhibit 2 to Amendment No. 1 and which is incorporated by reference herein.  In order to facilitate the consummation of the transactions contemplated by the Series B Subscription Agreement (the "Financing Transaction"), RME and Mr. Grace entered into a voting agreement dated August 26, 2004 (the "RME Voting Agreement"), a copy of which is attached as Exhibit 4 to Amendment No. 1 and which is incorporated by reference herein.  The RME Voting Agreement provided that it will terminate upon the consummation of the Financing Transaction.  The Financing Transaction was consummated on the Closing Date.

Irrevocable Proxies.  In connection with Amendment No. 1 to the Series B Subscription Agreement, prior to the Closing Date, RME entered into several irrevocable proxy and power of attorney arrangements (collectively, the "Irrevocable Proxy Arrangements") with certain stockholders of the Company, including but not limited to Mr. Grace and entities in which Mr. Grace serves as the General Partner, the Trustee or a possible beneficiary, pursuant to which RME received irrevocable proxies and powers of attorney with respect to an aggregate of 1,000,403 shares of Common Stock (the "Proxy Shares").  Mr. Grace granted 598,750 Proxy Shares to RME, however Mr. Grace’s Proxy Shares were reduced following the Closing Date to 477,126.  A copy of Amendment No. 1 to the

Series B Subscription Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein.

During the term of the Irrevocable Proxy Arrangements, RME shall have the ability to vote the Proxy Shares at any meeting of stockholders or consent action in lieu of a meeting at its sole discretion.

In addition, stockholders that are parties to an Irrevocable Proxy Arrangement covering 200,000 shares of Common Stock agreed that: (i) during the initial period of one year after the Closing Date, they will not sell, transfer or otherwise dispose of any of the 200,000 Proxy Shares, unless the transferee also agrees to be bound by the conditions of that Irrevocable Proxy Arrangement, and (ii) after this initial period and until the termination of that Irrevocable Proxy Arrangement, the 200,000 Proxy Shares may only be transferred subject to the right of RME to exercise a right to acquire all such Proxy Shares proposed to be transferred on substantially the same terms as they are proposed to be transferred.  Mr. Grace and a limited partnership in which Mr. Grace serves as the General Partner are stockholders covered under this Irrevocable Proxy Arrangement.

Similarly, stockholders that are parties to Irrevocable Proxy Arrangements covering an aggregate of 800,403 shares of Common Stock agreed that during the term of the respective arrangements these 800,403 Proxy Shares may only be transferred subject to the right of RME to exercise a right to acquire all such Proxy Shares proposed to be transferred on substantially the same terms as they are proposed to be transferred.  Mr. Grace and entities in which Mr. Grace serves as the General Partner, the Trustee or a possible beneficiary are covered by Irrevocable Proxy Arrangements covering these 800,403 Proxy Shares.

The Irrevocable Proxy Arrangements will terminate upon the earlier of: (i) January 13, 2009, (ii) the conversion by RME of all of its shares of Series B Stock into Common Stock, (iii) RME's ownership of the capital stock of the Issuer on an as converted basis falling below 10% or (iv) the weighted average closing price of the Common Stock for 20 consecutive trading days on NASDAQ exceeding $15.00.

The Irrevocable Proxy Arrangements provide for a proportional reduction in the number of Proxy Shares subject thereto if RME converts any of its shares of Series B Stock into Common Stock.

The preceding summary of certain provisions of the Irrevocable Proxy Arrangements is not intended to be complete and is qualified by its entirety by reference to the full text of such agreements, copies of which are attached to this Amendment No. 2 as Exhibits 3 through 5 and which are incorporated by reference herein.

Warrant Agreement

In connection with the Offering, the Issuer and each Purchaser, entered into a warrant agreement, dated as of May 18, 2006 (the “Warrant Agreement”), pursuant to which each Purchaser was granted warrants to acquire Common Stock.  Each whole warrant acquired in the Offering entitles the holder to acquire one share of Common Stock until May 18, 2008.  As discussed above in Item 5, Butterfield Trust acquired 40,000 warrants to acquire Common Stock in the Offering.  A copy of the Warrant Agreement is attached hereto as Exhibit 6 and is incorporated by reference herein.

Registration Rights

In connection with the Offering, the Issuer and the Purchasers entered into a registration rights agreement on May 18, 2006 (the “Registration Rights Agreement”), pursuant to which the Purchasers may require the Issuer to register under the Securities Act of 1933, as amended, future resales of Common Stock held by the Purchasers.  A copy of the Registration Rights Agreement is attached hereto as Exhibit 7 and is incorporated by reference herein.

Item 7.

Material to be Filed as Exhibits.

Exhibit 1.

Subscription Agreement, dated May 5, 2006, by and between Moscow CableCom Corp. and the Purchasers.

Exhibit 2.

Amendment No. 1 to Series B Convertible Preferred Stock Subscription Agreement between Columbus Nova Investments VIII Ltd and Moscow CableCom Corp.

Exhibit 3.

Irrevocable Proxy and Power of Attorney among Columbus Nova Investments VIII Ltd. and each of the persons whose names are set forth on the signature page thereof dated as of December 1, 2004.

Exhibit 4.

Irrevocable Proxy and Power of Attorney among Columbus Nova Investments VIII Ltd. and each of the persons whose names are set forth on the signature page thereof dated as of December 1, 2004.

Exhibit 5.

Form of Irrevocable Proxy and Power of Attorney among Columbus Nova Investments VIII Ltd. and each of the persons whose names are set forth on the signature page thereof dated as of December 1, 2004.

Exhibit 6.

Warrant Agreement, dated May 18, 2006, by and between Moscow CableCom Corp. and Harbor Advisors, LLC.

Exhibit 7.

Registration Rights Agreement, dated May 18, 2006, by and between Moscow CableCom Corp. and the Purchasers.

SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  June 6, 2006

/s/ Oliver R. Grace, Jr.
Oliver R. Grace, Jr.